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                                                                       EXHIBIT 3
                                 [Letterhead]


Contact:    Kenneth W. Pavia

For Release:  Immediately
              July 18, 1996


                  BOLERO INVESTMENT GROUP ANNOUNCES INVESTMENT
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                      Investors hold 5.5% of Baldwin Shares
                      -------------------------------------

     Newport Beach, California, July 18, 1996 -- Bolero Investment Group, L.P. and its General Partner, Kenneth W. Pavia, have announced that they have acquired a 5.5 percent stake in Baldwin Piano and Organ Co. Baldwin manufactures and markets a full range of keyboard instruments featuring the Baldwin, Wurlitzer and Chickering trademarks. Mr. Pavia reports that the shares were acquired as an investment which he views as having significant potential for increased value.

     Mr. Pavia stated that he "believes that as Baldwin continues to conform itself to the business requirements of the 1990's, its shareholders will enjoy an above average reciprocity of advantage."

     Bolero and Pavia announced that they intend to review their investment on a continuing basis depending on a number of factors, including the availability of shares for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the company; and other developments in determining its future activities relative to its investment in Baldwin Piano and Organ Co.